Mail Stop 4561

April 21, 2008

Mr. Gordon M. Nixon
President and Chief Executive Officer
Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Cananda M5J2J5

> **Re:** **Royal Bank of Canada**
> **Form 40-F for Fiscal Year Ended October 31, 2007**
> **Filed November 30, 2007**
> **File No. 001-13928**

Dear Mr. Nixon:

We have reviewed your response dated April 2, 2008 and have the following additional comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K Filed on February 21, 2008

Notes to the Interim Consolidated Financial Statements

Note 3: Unrealized losses on Available-for-sale securities, page 41

1. In your second quarter Report to Shareholders, please revise Note 3 – Unrealized losses on Available-for-sale securities to more clearly explain your basis for an expectation of the recovery in the fair value of your equity securities in the near

term. Discuss the length of time these securities have been in an unrealized loss position.

2.   Similarly, in your future filings please revise Note 3 – Unrealized losses on Available-for-sale-securities to clearly disclose whether you expect to recover the full amount of contractual payments on your debt securities that are in an unrealized loss position. If so, please revise to disclose how you evaluated your subprime-related debt securities in arriving at that conclusion.

Note 18: Subsequent Events, page 55

3.   On page 6 of your First Quarter Report to Shareholders you disclose the mandatory redeemable Visa Inc. shares may incur a loss based on the proposed offering price from the February 25, 2008 initial prospectus, and the remaining Visa shares will be assessed at the time of the IPO. It appears that you did not record an adjustment to the Visa Inc. shares for the quarter ended January 31, 2008 based on the proposed offering price provided in the February 25, 2008 initial prospectus, which is significantly below the carrying amount for these shares.

- Please tell us how you determined that no adjustment was needed as of January 31, 2008.

- In your response, please separately address the mandatorily redeemable shares and the shares to be retained under each U.S. GAAP and Canadian GAAP.

- Tell us how you considered the guidance of AU Section 560 in evaluating whether the price range in the prospectus represented Type I information or Type II information.

4.   On pages 10-11 of your response to comment two of our letter dated February 29, 2008, you state that you classified the Class Canada common shares as "Other Assets" on the Condensed U.S. GAAP Consolidated Balance Sheet due to the fact that SFAS 115 effectively precludes equity investments that do not have a readily determinable fair value from being recorded as available for sale securities. You continue on to state that "Given that there is no market for the Class Canada common shares, they will continue to be recorded at the initial value ascribed to the shares until there is a readily determinable fair market value under both GAAPs. This will occur only when the holding restrictions on the Class C common shares expire." Please address the following:

- It appears that you are accounting for the Class C common shares under the cost method for U.S. GAAP because, although they are eventually convertible into the Class A shares of Visa Inc. that are readily traded, such conversion will not occur until the expiration of the three-year holding restriction. If true, please revise your second quarter Report to Shareholders to confirm this understanding.

- Assuming you are using the cost method for U. S. GAAP purposes, paragraph 4c of FSP 115-1 clarifies that equity securities accounted for under the "cost method" are required to follow the FSP and relevant accounting for determination and calculation of other than temporary impairments. Tell us whether you performed an other than temporary impairment analysis at the time of the Visa IPO.

- If not, tell us why not. If so, please tell us the results of that impairment analysis.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3494, if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief